CONFIDENTIAL

July 8, 2011

VIA EDGAR

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	PulteGroup, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

Response Letter Dated May 19, 2011

File No. 1-09804

Dear Mr. Cash:

Pursuant to our telephone conversation with the Staff on June 24, 2011, the following is our response to your comment letter dated June 13, 2011 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission (“SEC”). For ease of review, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

We would welcome the opportunity to discuss any questions you may have regarding this response at your convenience.

Very truly yours,

/s/ Robert T. O’Shaughnessy

Robert T. O’Shaughnessy

Executive Vice President and Chief Financial Officer

PulteGroup, Inc.

100 Bloomfield Hills Parkway, Suite 300

Bloomfield Hills, Michigan 48304-2950

248-647-2750    248-433-4598 (Fax)

PulteGroup, Inc.

Form 10-K for the year ended December 31, 2010

Financial Statements

Note 6 – Segment Information, page 69

1.	We note your response to our prior comment number four including the fact that you intend to further aggregate your homebuilding reportable segments to three in 2011. We further note from your website and other sources that you continue to operate in sixty markets and twenty-eight states across the country. Please address the following with regard to your homebuilding reportable segments:

•

Please tell us how you make decisions regarding opening new communities, continuing to build in existing communities, and ceasing to build in existing communities. Please address who makes these decisions and what specific metrics they use to make these decisions.

Our overall capital allocation process includes an assessment of our current and projected consolidated capital availability, our projected capital needs in relation to our growth strategies, and our targeted capital structure. These determinations are made by our chief executive officer (“CEO”) in consultation with senior management and our board of directors. Based on this, each Area is provided with an invested capital target, which is used to determine the allocation of capital to the Divisions within that Area, against which the Area will be measured. The Area capital allocation targets are reviewed by the CEO quarterly in order to monitor the Area’s progress with respect to its invested capital target. In summary, the CEO maintains direct responsibility for capital allocation decisions to the Area and the Area presidents maintain direct responsibility for capital allocation decisions within the Area.

Based upon the Company’s capital allocation process, the Area president, and the Area management operating team, is responsible for all decisions regarding opening new communities, continuing to build in existing communities, and ceasing to build in existing communities within each respective Area. Such decisions are made in close consultation between the Area and Division management operating teams, which maintain responsibility for the daily management of each community. Consistent with the Company’s delegation of authority practices, there exists a formal process for corporate approval of all acquisitions and sales of land parcels. However, the daily operating decisions of managing the Area’s and Division’s allocated capital are not subject to the formal approval of the corporate office. The goal of these decisions by the Area and Division management operating teams is to generate the optimal financial return for the Division’s portfolio of communities, which is based on a variety of factors, including existing and expected: local market conditions; sales paces for the community or for similar communities; land development and house construction timelines; land development, house construction, and overhead costs; and our internal goals for growth, capital allocation, and other objectives.

PulteGroup, Inc.

•	In order to effectively manage your business, we assume you have community and market level financial information. Please tell us who reviews this information and how often they review it.

Numerous reports and analyses, both routine and ad hoc, are used throughout our Homebuilding operations on a daily basis. The breadth, depth, and time periods for these reports vary significantly depending on the report’s purpose and the information needs of the user of the report. Generally, the corporate office focuses on information at the Company, Homebuilding, and Area levels, while the Areas and Divisions focus on information at the Division, community, and the individual house and customer levels. Because many of the reports are systematically produced and serve a wide audience within the Company, they include multiple levels of depth – Company, Homebuilding, Area, Division, and community level financial information – in order to satisfy the specific needs of each user. Various corporate personnel focus on different levels of information for a variety of purposes.

•

We note from your organizational structure that you employ a Vice President of National Homebuilding Operations, Mr. Michael Wyatt. Please tell us if Mr. Wyatt is your CODM from homebuilding operations or otherwise explain who is.

Mr. Wyatt is responsible for the company’s homebuilding field operations support functions. In this capacity, he has oversight for our national construction, purchasing, and architectural functions. Mr. Wyatt reports to the CEO, participates as a member of the senior management team, and has shared responsibility, with the Area and Division presidents and functional leaders, for many national initiatives and quality and performance targets within these functional areas. However, Mr. Wyatt does not have responsibility for Area, Division, or community operating results, nor is he involved in capital allocation decisions. As noted in our prior response, the CEO serves as our CODM.

•

Please provide us, on a supplemental basis, a copy of the periodic financial information received by your CODM along with an understanding of the frequency with which such information is received and reviewed.

A copy of the requested financial information has been provided on a supplemental basis under separate cover. As noted above, many of these reports are systematically produced and serve a wide audience within the Company, and, as a result, contain information at the Company, Homebuilding, Area, Division, and community level. Certain of these reports, while provided to the CEO, are provided as a courtesy, and are generally used to provide additional information to be used in preparation for investor presentations and quarterly earnings releases. Other than for these reasons, the CEO generally focuses on information at the Homebuilding and Area levels but can use operating results at the Division level as a basis for raising questions with the Area presidents regarding the Areas’ performance.

PulteGroup, Inc.

•	Please provide us with an updated understanding regarding your organizational structure, including how you currently define your operating segments.

Effective in May 2011, our Homebuilding operations are organized into three Areas (East, Gulf Coast, West) with management operating teams that maintain operational responsibility for 23 Divisions. The Division management operating teams maintain daily responsibility for our local communities, which currently number approximately 800 communities.

Our Homebuilding operations are organized geographically for management span of control. Each Area management operating team interacts directly with the Division management operating teams to make strategic and tactical decisions regarding operating performance, the acquisition and development of land, house construction activities, marketing and sales tactics and results, human resources, and a variety of other matters. Each of our Area and Division operating team members report directly to their respective Area or Division president as well as to the respective Area or national leader of their function. The existence of our Area management operating teams is a critical component of our overall management structure. An organizational chart of our Homebuilding operations as of June 30, 2011 is included as Exhibit I.

As disclosed in the notes to our consolidated financial statements, we believe the Areas represent our Homebuilding operating segments. In recent years, our Area and Division structure has undergone numerous restructurings and reorganizations in order to better align our operations with existing and expected market conditions. Throughout these reorganizations, our basic operating structure of Area responsibility over the Divisions has not changed. We have consistently re-assessed our determination of operating segments in conjunction with each reorganization and continue to believe that the Area level is appropriate. This determination is based on a variety of factors, including:

•

Segment managers – As discussed above, our three Area management teams maintain responsibility for the capital allocation and operating performance within their respective Areas. The CEO performs reviews of the Area’s and the individual Area president’s performances with the Area presidents. The Area presidents perform similar reviews with their respective Area and Division management operating teams.

•

Information provided to the board of directors – The substantial majority of information provided to the board of directors is at the consolidated company and Homebuilding levels, although we do disaggregate certain key performance indicators by Area similar to our external reporting.

•

The level at which the CODM regularly evaluates operating results and makes capital allocation decisions – As discussed above, the CEO allocates capital and focuses his review of Homebuilding operations at the Area level. The CEO’s knowledge of and involvement in Division and community level performance is primarily used to facilitate evaluations and decisions at the Area or broader Homebuilding level. Decisions regarding resource allocation and performance measurement at the Division and community level are driven by local economic conditions and are made by the Division presidents and their local management operating teams with frequent consultation with the Area and various corporate functions as necessary. This open and timely communication is a key part of our collaborative, team-oriented culture.

PulteGroup, Inc.

•

Operating performance reviews – Monthly Flash reports and quarterly forecast reports, which the CEO receives, present Area and Division level information. However, Area management presents aggregated Area information to the CEO during monthly and quarterly performance reviews and focuses on fluctuations at the Area level, providing additional Division and/or community level detail as necessary to explain operating results.

•

Certification process – As part of our quarterly certification process, the Divisions provide certifications to the Area and the Areas provide a certification directly to the CEO and CFO. Our quarterly certification calls are also conducted at the Area level; Division personnel do not participate.

In evaluating the presentation of our segment results, it is also important to understand the tremendous similarities across our Homebuilding operations, namely:

•

Nature of the products and services – All Areas and Divisions are engaged in the acquisition and development of land and the construction of residential housing on such land within the United States. Each Area and Division has similar product offerings and home designs, including single family detached and attached housing. One of our key strategic initiatives is to continue standardizing and reducing the number of floor plans and home designs offered to our customers nationally.

•

Nature of the production processes – All Areas and Divisions employ similar processes for constructing homes and follow national construction standards. Construction work is generally performed by independent contractors under similar contracts. We also enter into many national purchasing contracts that standardize our materials and pricing across our Homebuilding operations.

•

Type or class of customer for products and services – We construct and sell homes to individual customers throughout the United States. Each of our Areas and Divisions seek to service each of our major customer groups, including first-time, move-up, and active adult customers. Our Areas and Divisions develop communities and construct homes targeted towards these major customer groups using a standardized process to segment potential customers into well-defined buyer profiles.

•

Methods used to distribute products or provide services – Each Area and Division sells homes using company sales personnel and model homes generally located on-site at the communities. The Areas and Divisions also follow various national marketing and customer relations programs, including standardized processes for sales practices, communication with the customer throughout the construction process, and post-sale customer satisfaction surveys.

•

Regulatory environment – Each of our Areas and Divisions operate in a similar regulatory environment. For example, sales personnel are required to follow federal Real Estate Settlement Procedures Act and Fair Housing Act guidelines and many of our land development and construction activities are subject to the same federal rules and regulations. While each community is subject to the requirements of local municipal authorities, the approval processes for plan development, permitting, and house construction are similar across all geographies.

PulteGroup, Inc.

We continue to believe that our presentation is consistent with ASC 280’s stated objective that “the segments are evident from the structure of the public entity’s internal organization”. Our presentation provides for a natural disaggregation of our results below the Homebuilding level consistent with how we manage the business. Disaggregating our Homebuilding operating results in any other format would result in providing financial information to the investor community in a format inconsistent with how our operating results are reviewed and evaluated internally. Accordingly, we believe that our historical and proposed segment presentation represents the most appropriate format for communicating with the investor community and is consistent with the principles and requirements of ASC 280.

Note 16 – Commitments and Contingencies

Self-Insured Risks, page 89

2.	We note your response to your prior comment number six. In future filings, please expand your disclosures to identify the specific nature of the claims that impacted your reserves such as water intrusion, HVAC, etc. In addition, please revise future filings to quantify the increased frequency and severity of claims that significantly impacted your reserves during each period presented. To the extent that you have changed the claims history period you used to calculate your reserves, as noted in your response, please revise future filings to disclose and discuss the claims history period you previously used and the claims history period you currently use.

In future filings, we will expand our disclosures to identify the nature of our most significant claims and provide more detail regarding significant changes in key assumptions, including quantitative information where applicable and appropriate.

Exhibit I

Pulte Field Operations

Area Team & Divisions

AREA	WEST	GULF COAST	EAST

President	Patrick Beirne	Harmon Smith	John Bertero

Finance	(A)	(A)	(A)

Human Resources	(A)	(A)	(A)

Strategic Marketing	(A)	(A)	(A)

Construction Operations	(A)	(A)	(A)

Division Presidents	Minnesota Marv McDaris	Dallas Bryan Swindell	Mid-Atlantic Lewis Birnbaum

	Michigan Patrick Beirne	Houston Jim Rorison	New England Jim McCabe

	Indy/Cleveland Tony Barbee	Central Texas Jay Thompson	Northeast Corridor Paul Schneier

	Illinois/St. Louis Curt VanHyfte	San Antonio Laurin Darnell	Georgia Casey Hill

	Arizona John Chadwick	North Florida Peter Keane	Coastal Carolina Will Cutler

	New Mexico/Colorado Jay Gillilan	South Florida Ryan Marshall	Charlotte Jon Cherry

	Northern California Steve Kalmbach		Raleigh Lawrence Lane

	Southern California/Las Vegas Chris Haines		Tennessee Casey Hill

Pacific Northwest John Ochsner

(A)	Employee name for this position not included as it is not relevant to the comment. Historically, the names of our Area and Division presidents are included in our annual report to shareholders and are therefore included above.

Updated June 30, 2011